NovaGold Resources Inc.

Consolidated Financial Statements

November 30, 2011 and 2010

2	NovaGold Resources Inc.
Year ended November 30, 2011

Management’s Responsibility for Financial Reporting – Canada

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

/s/ Gregory A. Lang	/s/ Elaine Sanders

Gregory A. Lang	Elaine Sanders
President & Chief Executive Officer	Vice President & Chief Financial Officer

February 22, 2012

NovaGold Resources Inc.	3
Year ended November 30, 2011

Management’s Report on Internal Control over Financial Reporting – U.S.

The management of NovaGold Resources Inc. is responsible for establishing and maintaining adequate internal control over financial reporting under Rule 13a-15(f) and 15d-15(f). The Securities Exchange Act of 1934 defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of November 30, 2011. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2011.

PricewaterhouseCoopers LLP, our independent auditors, has issued an audit report on internal control over financial reporting for NovaGold Resources Inc. as of November 30, 2011, which is included herein.

/s/ Gregory A. Lang	/s/ Elaine Sanders

Gregory A. Lang	Elaine Sanders
President & Chief Executive Officer	Vice President & Chief Financial Officer

February 22, 2012

4	NovaGold Resources Inc.
Year ended November 30, 2011

Independent Auditor’s Report

To the Shareholders of NovaGold Resources Inc.

We have completed integrated audits of NovaGold Resources Inc.’s 2011 and 2010 consolidated financial statements and its internal control over financial reporting as at November 30, 2011. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated financial statements of NovaGold Resources Inc., which comprise the consolidated balance sheets as at November 30, 2011 and November 30, 2010 and the consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity and consolidated statements of cash flows for each of the two years in the period ended November 30, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of NovaGold Resources Inc. as at November 30, 2011 and November 30, 2010 and the results of its operations and its cash flows for each of the two years in the period ended November 30, 2011 in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting

We have also audited NovaGold Resources Inc.’s internal control over financial reporting as at November 30, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting – U.S.

NovaGold Resources Inc.	5
Year ended November 30, 2011

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, NovaGold Resources Inc. maintained, in all material respects, effective internal control over financial reporting as at November 30, 2011 based on criteria established in Internal Control - Integrated Framework, issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
February 21, 2012

6	NovaGold Resources Inc.
Year ended November 30, 2011

Consolidated Balance Sheets
As at November 30, 2011 and 2010

	in thousands of Canadian dollars
	November 30, 2011	November 30, 2010
	$	$
Assets
Current assets
Cash and cash equivalents	66,785	151,723
Accounts receivable	1,642	1,037
Note receivable (note 6)	13,319	-
Inventories (note 7)	522	8,120
Deposits and prepaid amounts	1,757	1,938
	84,025	162,818

Accounts receivable	17	142
Land	191	1,876
Property, plant and equipment (note 8)	339,599	346,777
Mineral properties, rights and development costs (note 9)	278,620	266,408
Investments (note 10)	6,913	7,362
Investment tax credits	3,221	3,271
Reclamation deposits (note 12)	13,108	13,086
	725,694	801,740
Liabilities
Current liabilities
Accounts payable and accrued liabilities	19,773	9,654
Current portion of asset retirement obligations (note 12)	26,574	7,890
Current portion of long-term liabilities	369	12,943
	46,716	30,487
Long-term liabilities
Asset retirement obligations (note 12)	16,272	15,967
Convertible notes (note 11)	67,402	61,882
Deferred liability (note 13)	4,030	-
Future income taxes (note 19)	14,362	7,193
Note payable	-	11,393
Other liabilities	153	570
Promissory note (note 10 (b))	65,979	63,034
	214,914	190,526
Equity
Share capital (note 14)	1,141,099	1,077,219
Equity component of convertible notes (note 11)	43,352	43,352
Contributed surplus	8,629	8,629
Stock-based compensation (note 14)	35,970	30,589
Warrants (note 14)	23,338	28,488
Deficit	(1,028,960)	(875,807)
Accumulated other comprehensive income (loss)	(80)	1,452
Equity attributable to the shareholders of the Company	223,348	313,922
Equity attributable to non-controlling interest	287,432	297,292
Total equity	510,780	611,214
	725,694	801,740
Nature of operations (note 1)
Commitments (note 16)
Subsequent event (note 22)

(See accompanying notes to consolidated financial statements)

/s/ Rick Van Nieuwenhuyse, Director	/s/ James Philip, Director
Approved by the Board of Directors

NovaGold Resources Inc.	7
Year ended November 30, 2011

Consolidated Statements of Operations and Deficit
For the years ended November 30, 2011 and 2010

	in thousands of Canadian dollars,
	except for per share and share amounts
	Year ended	Year ended
	November 30, 2011	November 30, 2010
	$	$
Revenue
Land, gravel, gold and other revenue	401	599
Cost of sales	223	258
	178	341
Expenses
Amortization	2,397	527
Corporate development and communication	500	1,273
Foreign exchange loss (gain)	1,111	(3,158)
General and administrative	4,771	3,704
Interest and accretion	15,025	15,187
Mineral properties expense (note 20)	39,842	12,727
Professional fees	4,656	2,513
Project care and maintenance	21,293	25,788
Salaries	10,591	6,788
Salaries – stock-based compensation (note 14)	7,699	4,952
Total expenses	107,885	70,301
Loss before other items	107,707	69,960

Other items
Accretion income (note 6)	(1,533)	-
Asset impairment – equipment (note 8)	8,343	-
Asset impairment – power transmission rights (note 9)	52,668	-
Asset impairment – Rock Creek project	-	116,370
Asset retirement obligation (note 12)	20,415	-
Interest income	(408)	(577)
Inventory write down (note 7)	6,933	7,537
Gain on disposition of alluvial gold properties (note 6)	(16,059)	-
Gain on disposal of equipment	(1,875)	-
Gain on disposal of mineral properties	-	(1,440)
Loss from equity pick-up (note 10)	21,352	20,873
	89,836	142,763

Loss for the year before income taxes	(197,543)	(212,723)
Future income tax recovery – power transmission rights (note 9)	9,722	-
Future income tax (expense) recovery (note 19)	(2,426)	1,161
Loss for the year	(190,247)	(211,562)
Attributable to the shareholders of the Company	(153,153)	(203,549)
Attributable to non-controlling interest
Power transmission rights (notes 5 and 9)	(13,779)	-
Operating and other expenses (note 5)	(23,315)	(8,013)
Deficit – beginning of year	(875,807)	(672,258)
Deficit – end of year	(1,028,960)	(875,807)
Loss per share attributable to the shareholders of the Company
Basic and diluted	(0.65)	(0.95)
Weighted average number of shares (thousands)	236,124	213,597

(See accompanying notes to consolidated financial statements)

8	NovaGold Resources Inc.
Year ended November 30, 2011

Consolidated Statements of Comprehensive Loss
For the years ended November 30, 2011 and 2010

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2011	November 30, 2010
	$	$
Net loss for the year before other comprehensive income	(190,247)	(211,562)
Unrealized gain (loss) on available-for-sale investments	(1,468)	994
Future income tax expense	(64)	(37)
Comprehensive loss for the year	(191,779)	(210,605)
Attributable to the shareholders of the Company	(154,685)	(202,592)
Attributable to the non-controlling interest (note 5)	(37,094)	(8,013)
	(191,779)	(210,605)

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended November 30, 2011 and 2010

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2011	November 30, 2010
	$	$
Share capital
Balance – beginning of year	1,077,219	878,086
Issued pursuant to private placement net of share issue costs	-	179,000
Issued pursuant to stock options exercised	2,995	3,991
Issued pursuant to warrants exercised	18,547	9,549
Issued pursuant to performance share units vested	-	1,426
Issued pursuant to property acquisition	42,338	5,167
Balance – end of year	1,141,099	1,077,219
Equity component of convertible notes
Balance – beginning of year	43,352	43,352
Balance – end of year	43,352	43,352
Contributed surplus
Balance – beginning of year	8,629	9,994
Excess value over fair value of performance share unit (note 14 (c))	-	(1,365)
Balance – end of year	8,629	8,629
Stock-based compensation
Balance – beginning of year	30,589	31,838
Stock option vesting	5,647	3,738
Performance share unit vesting	1,982	1,352
Director share unit grants	132	101
Transfer to share capital on exercise of stock options	(2,380)	(3,991)
Transfer to share capital on issuance of performance share units	-	(2,449)
Balance – end of year	35,970	30,589
Warrants
Balance – beginning of year	28,488	31,065
Transfer to share capital on exercise of warrants	(5,150)	(2,577)
Balance – end of year	23,338	28,488
Deficit
Balance – beginning of year	(875,807)	(672,258)
Loss for the year attributable to the shareholders of the Company	(153,153)	(203,549)
Balance – end of year	(1,028,960)	(875,807)
Accumulated other comprehensive income (loss)
Balance – beginning of year	1,452	495
Unrealized gains on available-for-sale investments	(1,468)	994
Future income taxes on unrealized gains	(64)	(37)
Balance – end of year	(80)	1,452
Total shareholders’ equity	223,348	313,922
Non-controlling interest (note 5)
Balance – beginning of year	297,292	293,247
Contributions by Teck Resources Limited	27,234	12,058
Loss for the year – attributable to the non-controlling interest	(37,094)	(8,013)
Balance – end of year	287,432	297,292
Total equity	510,780	611,214

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.	9
Year ended November 30, 2011

Consolidated Statements of Cash Flows
For the years ended November 30, 2011 and 2010

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2011	November 30, 2010
	$	$
Cash flows used in operating activities
Loss for the year	(190,247)	(203,549)
Items not affecting cash
Accretion	(1,533)	-
Amortization	2,397	527
Asset impairment
Equipment (note 8)	8,343	-
Power transmission rights (note 9)	52,668	-
Rock Creek project	-	116,370
Future income recovery	(9,722)	(8,013)
Asset retirement obligation	19,882	-
Equity loss	21,352	20,873
Future income tax expense (recovery)	1,534	(1,161)
Gain on disposition of alluvial gold properties	(16,059)	-
Gain on disposition of equipment	(1,875)	-
Interest and accretion	10,344	10,313
Inventory write down	7,611	7,537
Mineral properties expense	62	1,162
Stock-based compensation	7,699	4,952
Unrealized foreign exchange gain	(3,355)	(3,520)
Net change in non-cash working capital
Decrease (increase) in GST and other receivables, deposits and prepaid amounts	(104)	121
Increase in inventories	-	(110)
Increase (decrease) in accounts payable and accrued liabilities	9,666	(3,877)
	(81,337)	(58,375)
Cash flows from financing activities
Proceeds from issuance of common shares – net	614	179,000
Proceeds from non-controlling interest	27,234	12,058
Proceeds from warrant exercise	13,397	6,971
Payroll and withholding tax on issuance of performance share units	-	(2,387)
Repayment of note payable	(23,658)	-
	17,587	195,642
Cash flows used in investing activities
Proceeds from disposal of land & equipment	8,298	38
Acquisition of Copper Canyon (note 4)	(4,007)	-
Acquisition of property, plant and equipment	(3,573)	(1,029)
Decrease (increase) in reclamation deposits	(66)	64
Expenditures on mineral properties and related deferred costs	(3,557)	(1,064)
Funding contributed to Donlin Gold (note 10)	(22,044)	(21,721)
Purchase of marketable securities	(269)	-
Increase in accounts receivable	-	(12)
Increase in deferred liability	4,030	-
	(21,188)	(23,724)
Increase (decrease) in cash and cash equivalents during the year	(84,938)	113,543
Cash and cash equivalents – beginning of year	151,723	38,180
Cash and cash equivalents – end of year	66,785	151,723
Supplemental disclosure
Increase in accounts payable and accrued liabilities and other liabilities related to mineral properties and property, plant and equipment	-	328
Interest received	408	577
Interest paid	5,087	5,330
Non – cash investing activity
Common shares issued for acquisition of Copper Canyon (note 4)	42,339	-

(See accompanying notes to consolidated financial statements)

10	NovaGold Resources Inc.
Year ended November 30, 2011

Notes to Consolidated Financial Statements

1 Nature of operations

NovaGold Resources Inc. (“NovaGold” or “the Company”) is a precious metals company engaged in the exploration and development of mineral properties primarily in North America. The Company has a portfolio of mineral properties located principally in Alaska, U.S.A. and British Columbia, Canada.

The Donlin Gold project (formerly: Donlin Creek project) in Alaska is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation (“Barrick”). The Galore Creek project is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited (“Teck”). The Ambler project in Alaska is 100% owned by NovaCopper Inc., a wholly-owned subsidiary of NovaGold.

2 Accounting policies Basis of presentation

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of NovaGold Resources Inc. and its subsidiaries, NovaGold Canada Inc., Copper Canyon Resources Inc. (“Copper Canyon”), NovaCopper Inc., Alaska Gold Company LLC (“AGC”) and NovaGold Resources Alaska, Inc. All significant intercompany transactions are eliminated on consolidation. In addition, the Company consolidates variable interest entities for which it is determined to be the primary beneficiary. As described in note 21, Canadian GAAP differs in certain material respects from accounting principles generally accepted in the United States.

All figures are in Canadian dollars except where noted.

Revenue recognition

Revenue from land sales is recognized when title passes to the purchaser. Gravel revenue is recognized upon shipment when title passes to the purchaser. Lease and rental revenue is recognized as services are rendered. Gold royalties and incidental gold production revenues earned from third-party placer mining activities carried out on the Company’s sand and gravel resource properties are recognized as revenue when the amounts are determinable and collectible and title to the gold has transferred.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short-term highly liquid investments with an original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value. Interest from cash and cash equivalents is recorded on an accrual basis. Cash equivalents are stated at cost, which approximates fair market value.

Reclamation deposits

Certain cash is held in long-term reclamation bonds with various government entities to support future reclamation work. Interest from reclamation deposits is recorded on an accrual basis.

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis over their estimated useful lives at annual rates ranging between 20% to 33%. Amortization of leasehold improvements is calculated on a straight-line basis over the term of the lease.

Construction costs related to the Galore Creek project are recorded at cost. No amortization is calculated until the assets are substantially put into service. Care and maintenance equipment related to Galore Creek project are recorded at cost and are being amortized over three years on a straight line basis.

NovaGold Resources Inc.	11
Year ended November 30, 2011

Notes to Consolidated Financial Statements

Land and gravel resources

Land is recorded at cost and, at the time of acquisition, cost was allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel’s estimated value as a percentage of the value of the entire parcel acquired. Cost of sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are reviewed regularly to determine if impairment exists and, if impairment were determined, the costs would be written down to fair value. To date, there have been no charges for impairment. Property taxes are charged as a current expense in the statement of operations and deficit.

Mineral properties and development costs

The Company expenses mineral property exploration expenditures when incurred. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Impairment of long-lived assets

The Company assesses the possibility of impairment in the net carrying value of its long-lived assets when events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable. Management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, proven and probable reserves and other mineral resources, and operating, capital and reclamation costs. When the carrying value of an asset exceeds the related undiscounted cash flows, the asset is written down to its estimated fair value, which is usually determined using discounted future cash flows. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect management’s estimates.

Capitalized financing costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred directly, to finance development and construction activities on properties that are not yet subject to depreciation or depletion. Once commercial production is achieved, financing costs are charged against earnings.

Asset retirement obligation

The Company’s asset retirement obligation (“ARO”) relates to expected mine reclamation and closure activities. An ARO is recognized initially at fair value with a corresponding increase in related assets. The ARO is accreted to full value over time through periodic accretion charges recorded to operations using the Company’s credit-adjusted risk free rate. In subsequent periods, the Company adjusts the carrying amounts of the ARO and the related asset for changes in estimates of the amount or timing of underlying future cash flows.

For the Galore Creek project, the amount of the asset retirement liability initially recognized and any subsequent adjustments are capitalized as part of the asset’s carrying value and amortized over the asset’s estimated useful life. For the Rock Creek project, the adjustments to the liability are expensed as the project is currently in closure. Asset retirement obligations are only recorded when the timing or amount of remediation costs can be reasonably estimated.

12	NovaGold Resources Inc.
Year ended November 30, 2011

Notes to Consolidated Financial Statements

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Investment tax credits

The Company is eligible to receive investment tax credits (“ITCs”) related to certain of its mineral property expenditures. The ITCs are accounted for as a reduction in the cost of mineral properties or exploration costs in the period when related expenditures are incurred.

Translation of foreign currencies

Foreign operations are integrated with the parent company, NovaGold, and consequently the financial statements of foreign subsidiaries are translated into Canadian currency, NovaGold’s functional currency, using the temporal method. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities at the exchange rate in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rate in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Loss per share

Loss per common share attributable to shareholders of the Company is calculated based on the weighted average number of common shares outstanding during the year. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be antidilutive.

Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG-15”). AcG-15 prescribes the application of consolidation principles for entities that meet the definition of a VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary, whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

Stock-based compensation and warrants

The Company accounts for stock-based payments and warrants at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Compensation expense for options granted to employees is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and development costs for grants to individuals working directly on advanced mineral projects or expensed to exploration costs on projects in the exploration stage. Warrants issued are recorded at estimated fair values using the Black-Scholes option pricing model. When warrants are issued as part of a unit, the net proceeds are prorated between the fair value of the shares and warrants.

The Company grants employees performance share units (“PSUs”), wherein each PSU entitles the participant to receive that number of common shares of the Company at the end of a specified period set by the Compensation Committee to be determined by the achievement of certain performance and vesting criteria. The performance criteria are based on the Company’s performance relative to a representative group of other mining companies and the TSX index. The number of units that will ultimately vest will be in the range of 0% to 150% of the original grant. The fair value of the PSUs is measured at the grant date using Monte Carlo simulation, which takes into account, as of the grant date, the fair market value of the shares, expected volatility, expected dividend yield and the risk-free interest rate over the life of the PSU to generate potential outcomes for stock prices which are used to estimate the probability of the PSUs vesting at the end of the performance measurement period. The fair value is recognized in earnings over the related service period.

NovaGold Resources Inc.	13
Year ended November 30, 2011

Notes to Consolidated Financial Statements

The Company grants directors deferred share units (“DSUs”), whereby each DSU entitles the directors to receive one common share of the Company when they retire from the Company. The fair value of the DSUs is measured at the date of the grant in amounts ranging from 50% to 100% of directors’ annual retainers at the election of the directors. The fair value is recognized in earnings over the related service period.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

The Company classifies and accounts for its financial instruments in the following categories:

The Company’s held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate. Valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining these assumptions, the Company uses readily observable market inputs where available or, where not available, inputs generated by the Company. Changes in fair value of held-for-trading financial instruments are recorded in the Statement of operations and deficit.

The Company’s available-for-sale financial assets are recorded at fair value as determined by active market prices. Unrealized gains and losses on available-for-sale investments are recognized in the Statement of comprehensive loss. If a decline in fair value is considered to be other than temporary, the unrealized loss is recognized in net earnings. Investments in equity instruments that do not have an active quoted market price are measured at cost.

The Company’s loans and receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

The Company’s held-to-maturity reclamation deposits are carried at cost and bear fixed interest rates. The fair value of these deposits approximates their carrying values.

Financial liabilities are accounted for initially at fair value and subsequently at amortized cost using the effective interest method.

Convertible notes

The convertible notes are classified as a liability, less the portion relating to the conversion feature which is classified as a component of equity. As a result, the recorded liability to repay the convertible notes is lower than its face value. The liability was initially recorded at fair value and subsequently at amortized cost using the effective interest rate method; the liability is accreted to the face value over the term of the convertible notes.

Investments subject to significant influence

Investments over which the Company exercises significant influence are accounted for using the equity method. The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value, adjusted thereafter to include the investor’s pro rata share of post-acquisition earnings of the investee, as computed by the consolidation method. Profit distributions received or receivable from an investee reduce the carrying value of the investment. The Company’s investment in the Donlin Gold project is accounted for under this method.

14	NovaGold Resources Inc.
Year ended November 30, 2011

Notes to Consolidated Financial Statements

Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions of future events that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reported period. Significant estimates include the basis of impairment of mineral properties, inventory, fair value of stock based compensation, future income taxes and the provision for reclamation costs. Actual results could differ materially from those reported.

New accounting pronouncements

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company has adopted these pronouncements at December 1, 2010; the result of this adoption led to the non-controlling interest balance being classified as equity on the consolidated balance sheet and loss attributable to non-controlling interest on the statement of operation and deficit.

3 Transition to International Financial Reporting Standards

Under a pronouncement issued by the Canadian Accounting Standards Board in February 2008, effective for its fiscal year commencing December 1, 2011 the Company will be required to adopt International Financial Reporting Standards (“IFRS”) in replacement of Canadian GAAP, including restatement of amounts reported for comparative purposes. The Company will issue its first IFRS annual consolidated financial statements for the fiscal year ending November 30, 2012, with restatement of comparative balance sheets as at November 30, 2011 and December 1, 2010 and statement of operations and comprehensive loss for the year ended November 30, 2011. During the year ending November 30, 2012, the Company will issue interim consolidated IFRS financial statements prepared in accordance with IAS 34 “Interim Financial Reporting” for the periods ending February 29, 2012, May 31, 2012, and August 31, 2012, with restatement of comparative balance sheets as at November 30, 2011 and December 1, 2010 and statements of operations for the comparative periods presented.

4 Acquisition of Copper Canyon

On May 20, 2011, under a plan of arrangement the Company acquired all of the issued and outstanding common shares of Copper Canyon. Copper Canyon shareholders received common shares of the Company on the basis of 0.0735 of a NovaGold common share and $0.001 in cash for each common share of Copper Canyon. The Company issued 4,171,303 common shares to Copper Canyon shareholders at a price of $10.15 per share, which was the closing price of the Company’s shares on the TSX on the closing date of the transaction and paid the shareholders of Copper Canyon $57,000. As part of the plan of arrangement, the Company also received 702,247 shares of Omineca Mining and Metals Ltd. (“Omineca”) valued at $0.2 million accounted for as part of the working capital in the purchase price allocation below. The Company then acquired 1,023,610 additional shares of Omineca for $0.3 million in a private placement. The investment in Omineca is included in available for sale investments (note 10).

The transaction was accounted for as an asset acquisition which, under Canadian GAAP, requires the tax effects of the difference between the assigned values and their tax bases to be recognized in future income taxes and allocated to the cost of purchase. The excess of consideration over book value acquired amounted to $45.9 million, including a future income tax provision of $15.3 million, and was allocated to the Copper Canyon mineral property as follows:

NovaGold Resources Inc.	15
Year ended November 30, 2011

Notes to Consolidated Financial Statements

in thousands of Canadian dollars
November 30, 2011
$
Issuance of 4,171,303 NovaGold shares	42,339
Cost of subscription of shares in Copper Canyon	2,318
Cash consideration	57
Transaction costs	1,742
Purchase consideration	46,456

The purchase price was allocated as follows:
Net working capital acquired	480
Mineral properties, rights and development costs (note 9)	61,274
Future income taxes	(15,298)
Net identifiable assets	46,456

5 Galore Creek Partnership

The Company determined that the Galore Creek Partnership is a variable interest entity and consequently uses the principles of Accounting Guideline 15 (“AcG-15”) Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that the Company is the primary beneficiary and consolidates the activities of the Galore Creek Partnership.

The Galore Creek Partnership was formed in May 2007, with Teck able to earn a 50% interest in the Galore Creek project by funding approximately $520.0 million in project development costs. The Galore Creek Partnership funding arrangement was amended following the November 2007 decision to suspend construction activities at the project, and again in February 2009. Under the amended agreement, Teck was responsible for funding all costs for the Galore Creek project up to approximately $373.3 million, at which point the partners were responsible to share project costs on a 50/50 basis. Teck completed its sole funding obligation in June 2011. At November 30, 2011, the Galore Creek Partnership had cash of $6.2 million. Total cash contributions to date by Teck at November 30, 2011 were $387.3 million. During the year ended November 30, 2011, Teck contributed $27.2 million to the Galore Creek Partnership; its share of expenses was $18.1 million and its share of impairment costs was $13.8 million for a total of $31.9 million.

Following the completion of Teck’s earn-in, the Company and Teck have been equally funding all costs for the Galore Creek project Since July 2011. Management identified Teck’s funding completion as a reconsideration event under AcG-15. Management assessed that the Company remains the primary beneficiary as its overall contribution to the project is greater than Teck and since the Company is entitled to receive preferential royalties upon the project reaching certain targets thus the Company continues to consolidate the activities of the Galore Creek Partnership under Canadian GAAP.

6 Note receivable

On March 14, 2011, the Company divested its patented alluvial gold mining claims near Nome, Alaska, held by AGC, for a purchase price of US$21.0 million to be paid in three installments over two years. A total of US$14.0 million is due in 2012. The Company was to be provided with a letter of credit for US$4.0 million as an environmental reclamation bond which was revised on July 25, 2011 to a cash payment in lieu to the Company. The Company used a weighted average cost of capital at 20.0% to discount the 2012 payment. As of November 30, 2010, the Company recorded a discounted value of $13.3 million in note receivable.

16	NovaGold Resources Inc.
Year ended November 30, 2011

Notes to Consolidated Financial Statements

7 Inventories

in thousands of Canadian dollars
	November 30, 2011	November 30, 2010
	$	$
Gold	522	519
Supplies (a)	-	7,601
Total inventories	522	8,120

(a)

Management reviewed the valuation of its supplies inventory to the lower of cost and net realizable value (“NRV”) and recorded a $6.9 million write down net of proceeds from dispositions to reflect the decrease to the NRV. This write down is due to the decision to initiate closure of the Rock Creek mine (note 12).

8 Property, plant and equipment

in thousands of Canadian dollars
November 30, 2011
		Accumulated
	Cost	amortization	Impairment (b)	Net
	$	$	$	$
Alaska, USA
Equipment - Ambler	1,345	(272)	-	1,073

British Columbia, Canada
Construction costs – Galore Creek (a)	308,762	-	-	308,762
Equipment – Galore Creek (b)	38,878	(2,004)	(8,343)	28,531
Office furniture and equipment	2,618	(1,622)	-	996
Leasehold improvements	628	(391)	-	237
	352,231	(4,289)	(8,343)	339,599

in thousands of Canadian dollars
November 30, 2010
		Accumulated
	Cost	amortization	Impairment (b)	Net
	$	$	$	$
Alaska, USA
Construction costs – Rock Creek	90,519	-	(90,519)	-
Mining and milling equipment – Rock Creek	15,342	-	(15,342)	-
Heavy machinery and equipment – Rock Creek	1,680	(570)	(1,110)	-
Building	297	(161)	(136)	-
British Columbia, Canada
Construction costs – Galore Creek (a)	306,650	-	-	306,650
Equipment – Galore Creek (b)	38,878	-	-	38,878
Office furniture and equipment	2,506	(1,505)	-	1,001
Leasehold improvements	575	(327)	-	248
	456,447	(2,563)	(107,107)	346,777

(a)	Construction costs had not yet been placed in productive activity, and accordingly were not depreciated.

(b)	The Company reassessed the value of the equipment and recorded an impairment charge for the year of $8.3 million in accordance with CICA Handbook Section 3063, “Impairment of Long-lived Assets”.

NovaGold Resources Inc.	17
Year ended November 30, 2011

Notes to Consolidated Financial Statements

9 Mineral properties, rights and development costs

in thousands of Canadian dollars
		Expenditures
	November 30, 2010	(Amortization)	Impairment	November 30, 2011
	$	$	$	$
Alaska, USA
Ambler	27,437	4,020	-	31,457
British Columbia, Canada
Copper Canyon (note 4)	-	60,464	-	60,464
Galore Creek	185,855	334	-	186,189
Power transmission rights (a)	53,002	(334)	(52,668)	-
Argentina
San Roque	114	396	-	510
	266,408	64,880	(52,668)	278,620

in thousands of Canadian dollars
		Expenditures
	November 30, 2009	(Amortization)	Impairment	November 30, 2010
	$	$	$	$
Alaska, USA
Ambler	-	27,437	-	27,437
Rock Creek	8,395	868	(9,263)	-
British Columbia, Canada
Galore Creek	184,400	1,455	-	185,855
Power transmission rights (a)	54,335	(1,333)	-	53,002
Argentina
San Roque	-	114	-	114
	247,130	28,541	(9,263)	266,408

(a)

In May 2006, NovaGold acquired Coast Mountain Power Corp. and all of its assets, which included the power transmission rights to build a 138kV power line from Meziadin Junction to Bob Quinn to bring power to the Galore Creek project. In 2010, the Canadian Federal and British Columbia Provincial Governments announced their intention to build a high-capacity 287-kV transmission line (“NTL”) in northwestern British Columbia that would follow roughly the same route from Meziadin Junction to Bob Quinn. The NTL received Provincial environmental assessment approval in February 2011 and Federal approval in May 2011. As a result, the Company will not need to build its own transmission line to bring power to the Galore Creek project, and management has accordingly impaired the full value of the 138 kV power transmission rights of $52.7 million and recorded a related future income tax recovery of $9.7 million and a corresponding offset to non-controlling interest for the impairment in the amount of $13.8 million.

10 Investments

in thousands of Canadian dollars
	November 30, 2011	November 30, 2010
	$	$
Available-for-sale investments (a)	4,525	5,665
Investments accounted for under the equity method
Donlin Gold LLC (b)	2,388	1,697
Total investments	6,913	7,362

18	NovaGold Resources Inc.
Year ended November 30, 2011

Notes to Consolidated Financial Statements

The investment in Donlin Gold LLC is accounted for using the equity method as follows:

in thousands of Canadian dollars
	November 30, 2011	November 30, 2010
	$	$
Balance – beginning of year	1,697	849
Funding contributed	22,044	21,721
Equity pick-up of share of loss	(21,353)	(20,873)
Balance – end of year	2,388	1,697

(a)

Investments classified as available-for-sale are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The total cost as at November 30, 2011 was $4.1 million (2010: $4.2 million) and total unrealized holding gain for the year ended November 30, 2011 was $0.2 million (2010: $1.0 million). The balance includes 3,125,000 shares in TintinaGold Resources Inc. (cost: $1.4 million; fair value at November 30, 2011: $1.8 million) and 3,125,000 shares in AsiaBaseMetals Inc. (cost: $0.2 million; fair value at November 30, 2011: $0.7 million), both companies have a director and a major shareholder in common with NovaGold.

(b)

On December 1, 2007, together with Barrick, the Company formed a limited liability company (“Donlin Gold LLC”) to advance the Donlin Gold project in Alaska. Donlin Gold LLC has a board of four directors, with two nominees selected by each company. All significant decisions related to Donlin Gold require the approval of both companies. As part of the Donlin Gold LLC agreement, the Company agreed to reimburse Barrick over time approximately US$64.3 million, representing 50% of Barrick’s approximately US$128.6 million in expenditures at the Donlin Gold project from April 1, 2006 to November 30, 2007. Reimbursement has been partially made by the Company paying US$12.7 million of Barrick’s share of project development costs during 2008. A promissory note for the remaining US$51.6 million plus interest at a rate of U.S. prime plus 2% will be paid out of future mine production cash flow. The Company has recorded $14.4 million in accrued interest since the inception of the promissory note. As of November 30, 2011, the Company recorded $66.0 million in promissory note and $3.2 million in interest expense related to this promissory note for the year. Interest on this long-term debt is expensed. Both parties are currently sharing development costs on a 50/50 basis.

The Company determined that the Donlin Gold LLC is a variable interest entity and consequently used the principles of AcG-15 Consolidation of Variable Interest Entities to determine the accounting for its 50% ownership interest. Management concluded that the Company is not the primary beneficiary and has accounted for its investment in the Donlin Gold LLC using the equity method of accounting.

11 Convertible notes

On March 26, 2008, the Company issued US$95.0 million ($96.7 million) in 5.5% unsecured senior convertible notes (“Notes”) maturing on May 1, 2015, and incurred a 3.0% underwriter’s fee and other expenses aggregating US$2.9 million ($3.5 million), for net proceeds of US$ 92.2 million ($93.2 million). Interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning November 1, 2008. The Notes are convertible into the Company’s common shares at a fixed conversion rate of US$10.61 per common share. A total of 8,952,971 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares. Holders of the Notes will have the right to require the Company to repurchase all or part of their Notes on May 1, 2013, or upon certain fundamental corporate changes, at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

The Notes are classified as a liability, less the portion relating to the conversion feature ($43.4 million) which is classified as a component of shareholders’ equity. As a result, the recorded liability to repay the Notes is lower than its face value. Using the effective interest rate method and the 17.78% rate implicit in the calculation, the difference of $43.4 million, characterized as the note discount, is being charged to interest expense and accreted to the liability over the term of the Notes.

NovaGold Resources Inc.	19
Year ended November 30, 2011

Notes to Consolidated Financial Statements

	in thousands of Canadian dollars
	November 30, 2011	November 30, 2010
	$	$
Beginning balance	61,882	58,553
Accretion of debt discount for the year	5,717	4,975
Foreign exchange revaluation	(197)	(1,646)
Convertible notes liability	67,402	61,882
Conversion right	44,992	44,992
Financing costs allocated to equity component	(1,640)	(1,640)
Equity component of convertible notes	43,352	43,352

12 Asset retirement obligation

Although the ultimate amount of the reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated retirement obligation is $42.8 million, which has not been discounted due to the uncertainty of the timing of the reclamation activities as a result of the suspension of the Rock Creek and Galore Creek projects. Significant reclamation and closure activities include land rehabilitation, decommissioning of roads, bridges, buildings and mine facilities, and other costs.

Changes to the asset retirement obligation balance during the year are as follows.

	in thousands of Canadian dollars
	November 30, 2011	November 30, 2010
	$	$
Asset retirement obligation – beginning of year	23,857	21,590
Revision in estimates and liabilities incurred (a)	19,876	2,267
Reclamation expenditures	(887)	-
Balance – end of year	42,846	23,857
Less current portion of asset retirement obligation	(26,574)	(7,890)
Long-term portion of asset retirement obligation	16,272	15,967

(a)

In August 2011, the Company approved plans to initiate permanent closure and reclamation of the Rock Creek project. The Company has evaluated the required closure activities and its associated costs and had increased the Rock Creek reclamation liability by $19.9 million.

The retirement obligation allocated by projects is as follows.

	in thousands of Canadian dollars
	November 30, 2011	November 30, 2010
	$	$
Galore Creek	13,670	13,670
Rock Creek	27,826	8,415
Nome Gold	1,350	1,772
	42,846	23,857

These reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations.

As required by regulatory authorities, at November 30, 2011, the Company had cash reclamation deposits totaling $13.1 million (2010: $13.1 million) comprising the following.

	in thousands of Canadian dollars
	November 30, 2011	November 30, 2010
	$	$
Galore Creek	6,124	6,059
Rock Creek	6,984	7,027
	13,108	13,086

20	NovaGold Resources Inc.
Year ended November 30, 2011

Notes to Consolidated Financial Statements

Galore Creek’s reclamation deposit is supplemented with an additional $6.1 million letter of credit guaranteed by Teck.

These deposits are invested in government bonds and treasury bills and bear interest at rates ranging from 0.2% to 1.75% per annum.

13 Deferred liability

On July 25, 2011, the Company received a US$4.0 million cash payment in lieu of receiving a US$4.0 million letter of credit as an environmental reclamation bond required under the arrangement of the Company’s sale of its patented alluvial gold mining claims near Nome, Alaska (note 6). The US$4.0 million cash payment was recorded as a deferred liability, this balance may be used to pay a portion of the last installment or in the case of default the Company will utilize the US$4.0 million for reclamation activities arising from the buyer’s operation land disturbance.

14 Share capital

Authorized
     1,000,000,000 common shares, no par value
     10,000,000 preferred shares issuable in one or more series

in thousands of Canadian dollars
	November 30, 2011		November 30, 2010
	Number of	Ascribed	Number of	Ascribed
	shares	value	shares	value
	(thousands)	$	(thousands)	$
Balance – beginning of year	225,992	1,077,220	187,133	878,086
Issued period to date
For cash pursuant to private placement	-	-	31,818	179,000
For cash and fair value pursuant to stock option agreements	887	2,995	1,280	3,991
For cash and fair value pursuant to purchase share unit agreements	-	-	365	1,426
For cash and fair value pursuant to warrant agreements	8,925	18,545	4,465	9,549
Pursuant to mineral property acquisition agreements (note 4)	4,171	42,339	931	5,168
Balance – end of year	239,975	1,141,099	225,992	1,077,220
Shares held by a wholly-owned subsidiary eliminated on consolidation	9	-	9	-
Total issued and outstanding	239,984	1,141,099	226,001	1,077,220

(a) Issuance of common shares

In May 2011, the Company issued 4,171,303 shares with a fair value of $42.3 million as consideration for the acquisition of Copper Canyon Resources Inc.

(b) Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of the option grant. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable for a maximum of five years from the date of grant, and may be subject to vesting provisions. The Company recognizes compensation cost on a straight-line basis over the respective vesting period for the stock options.

For the year ended, November 30, 2011, the Company granted 1,279,700 (2010: 1,537,100) stock options at a weighted average fair value of $13.91 (2010: $7.33) and recognized a stock-based compensation charge against income of $5.6 million (2010: $3.7 million) for options granted to directors, employees and consultants in accordance with CICA 3870, net of forfeitures. As of November 30, 2011, there were 1,339,463 non-vested options outstanding with a weighted average exercise price of $10.97. The non-vested stock option and PSU expense not yet recognized was $1.9 million (2010: $2.7 million); this expense is expected to be recognized over the next 13 months.

NovaGold Resources Inc.	21
Year ended November 30, 2011

Notes to Consolidated Financial Statements

The fair value of the stock options recognized in the consolidated statements of operations and deficit has been estimated using an option pricing model. Assumptions used in the pricing model for each year are provided below.

	Year ended	Year ended
	November 30, 2011	November 30, 2010
Average risk-free interest rate	1.05% – 2.11%	1.22% – 1.84%
Expected life	2.50 – 3.50 years	1.00 – 2.50 years
Expected volatility	70% - 81%	57% – 87%
Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term.

A summary of the Company’s stock option plan and changes during the years ended is as follows.

	November 30, 2011		November 30, 2010
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(thousands)	$	(thousands)	$
Balance – beginning of year	11,338	6.09	13,069	5.62
Granted	1,280	13.91	1,537	7.33
Exercised	(1,475)	4.61	(2,434)	4.32
Forfeited	(294)	11.69	(834)	6.22
Balance – end of year	10,849	7.06	11,338	6.09

The following table summarizes information about the stock options outstanding at November 30, 2011.

	Stock options - issued and outstanding			Stock options - exercisable
	Number of		Weighted	Number of	Weighted
	outstanding	Weighted	average	exercisable	average
	options	average years	exercise price	options	exercise price
Range of price	(thousands)	to expiry	$	(thousands)	$
$ 0.62 to $ 1.99	296	1.85	1.01	296	1.01
$ 2.00 to $ 3.99	2,074	1.85	2.76	2,074	2.76
$ 4.00 to $ 5.99	3,142	2.35	5.19	3,132	5.19
$ 6.00 to $ 7.99	2,055	3.26	6.70	1,834	6.71
$ 8.00 to $ 9.99	1,141	4.49	8.59	741	8.79
$10.00 to $11.99	20	4.49	11.10	-	-
$12.00 to $13.99	355	4.28	13.24	95	13.52
$14.00 to $15.99	1,596	4.11	14.39	1,167	14.33
$16.00 to $17.99	150	5.55	16.34	150	16.34
$18.00 to $19.78	20	4.85	19.76	20	19.76
	10,849	3.01	7.06	9,509	6.51

The aggregate intrinsic value of vested share options (the market value less the exercise value) at November 30, 2011 was $8.1 million (2010: $24.2 million) and the aggregate intrinsic value of exercised options in 2011 was $9.6 million (2010: $12.7 million).

22	NovaGold Resources Inc.
Year ended November 30, 2011

Notes to Consolidated Financial Statements

(c) Performance share units

The Company has a Performance Share Unit (“PSU”) plan that provides for the issuance of PSUs in amounts as approved by the Company’s Compensation Committee. Each PSU entitles the participant to receive that number of common shares of the Company at the end of a specified period set by the Compensation Committee to be determined by the achievement of certain performance and vesting criteria. The performance criteria are based on the Company’s performance relative to a representative group of other mining companies and the TSX index. The actual performance against each of these criteria generates a multiplier that varies from 0% to 150%. Thus, the shares that may be issued vary between 0% and 150% of the number of PSUs granted, as reduced by the amounts for recipients no longer at the Company on vesting date.

For the year ended November 30, 2011, the Company recognized a stock-based compensation charge against income of $2.0 million (2010: $1.4 million) for PSUs vested to employees in accordance with CICA 3870, net of forfeitures.

(d) Deferred share units

The Company has a deferred share unit (“DSU”) plan that provides for the issuance of DSUs in amounts ranging from 50% to 100% of directors’ annual retainers at the election of the directors. Each DSU entitles the directors to receive one common share when they retire from the Company.

For the year ended November 30, 2011, the Company recognized a stock-based compensation charge against income of $0.1 million (2010: $0.1 million) for the 11,814 DSUs granted to directors during the year.

(e) Warrants

In December 2010, 7.1 million warrants were exercised for total proceeds of $10.7 million. In January 2011, an agreement was entered into between the Company and the holder of 37.1 million warrants to amend the currency that the exercise price is denominated in from U.S. dollars to Canadian dollars. The exercise price was amended from US$1.50 to $1.479 at the prevailing spot rate on the date of the agreement. The terms of the remaining 5.1 million warrants were unchanged.

In April and May 2011, 450,000 warrants were exercised for total proceeds of $0.7 million. In June and August 2011, 1,235,000 warrants were exercised for total proceeds of $1.8 million. In November 2011, 140,000 warrants were exercised for total proceeds of $0.2 million.

A summary of the Company’s share purchase warrants and the changes for the years ended is presented below.

	November 30, 2011		November 30, 2010
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
	(thousands)	$	(thousands)	$
Balance – beginning of year	49,345	1.65	53,810	1.65
Exercised	(8,925)	1.48	(4,465)	1.56
Balance – end of year	40,420	1.49	49,345	1.65

A summary of the Company’s share purchase warrants outstanding at November 30, 2011 is presented below.

	Warrants		Weighted average
	outstanding and	Weighted average	remaining
	exercisable	exercise price	contractual life
Prices	(thousands)	$	(years)
US$ 1.50	5,145	1.53	1.17
$1.48	35,275	1.48	1.17
	40,420	1.49	1.17

15 Related party transactions

The Company has market-based agreements to provide certain services to TintinaGold Resources Inc. (“TintinaGold”) and Alexco Resource Corp. (“Alexco”). During 2011, the services provided were $0.03 million (2010: $0.1 million) to TintinaGold, a related party having one director and a major shareholder in common with the Company; and $0.02 million (2010: $0.03 million) to Alexco, a related party having two directors in common with the Company. The Company also provided exploration and management services totaling US$0.6 million (2010: US$0.9 million) to the Donlin Gold LLC. These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties. At November 30, 2011, the Company had $0.05 million (2010: $0.2 million) receivable from related parties.

NovaGold Resources Inc.	23
Year ended November 30, 2011

Notes to Consolidated Financial Statements

16 Commitments

Lease commitments

The Company is party to certain operating leases. These operating leases include the Company’s leased head office location and certain office equipment with commitments ranging from one to ten years. The future minimum lease payments as at November 30, 2011 are approximately as follows.

in thousands of Canadian dollars
November 30, 2011
$
2012	629
2013	571
2014	580
2015	662
2016	776
Thereafter	582
Total	3,800

17 Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity and convertible notes. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or acquire or dispose of assets.

To facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of three months or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

24	NovaGold Resources Inc.
Year ended November 30, 2011

Notes to Consolidated Financial Statements

18 Financial instruments

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

The following provides a comparison of carrying and fair values of each classification of financial instrument as at November 30, 2011.

in thousands of Canadian dollars
				Other	Total
	Loans and	Available	Held for	financial	carrying	Total fair
	receivables	for sale	trading	liabilities	amount	value
Financial assets
Cash and cash equivalents	66,785	-	-	-	66,785	66,785
Accounts and note receivable	14,961	-	-	-	14,961	14,961
Investments
At cost (a)	-	500	-	-	500	N/A
At fair value	-	4,025	-	-	4,025	4,025
Reclamation deposits	13,108	-	-	-	13,108	13,108
Long-term accounts receivable	17	-	-	-	17	17
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	19,773	19,773	19,773
Other notes payable	-	-	-	4,030	4,030	4,030
Promissory note (b)	-	-	-	65,979	65,979	65,979
Convertible debt (c)	-	-	-	67,402	67,402	143,220

The following provides a comparison of carrying and fair values of each classification of financial instrument as at November 30, 2010.

in thousands of Canadian dollars
				Other	Total
	Loans and	Available	Held for	financial	carrying	Total fair
	receivables	for sale	trading	liabilities	amount	value
Financial assets
Cash and cash equivalents	151,723	-	-	-	151,723	151,723
Accounts and short-term receivable	469	-	-	-	469	469
Investments
At cost (a)	-	500	-	-	500	N/A
At fair value	-	5,165	-	-	5,165	5,165
Reclamation deposits	13,086	-	-	-	13,086	13,086
Long-term accounts receivable	49	-	-	-	49	49
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	9,654	9,654	9,654
Other notes payable	-	-	-	23,638	23,638	23,638
Promissory note (b)	-	-	-	63,034	63,034	63,034
Convertible debt (c)	-	-	-	61,882	61,882	165,304

(a)	The investments held at cost are not publicly traded and thus the fair value of the investments is not readily determinable.
(b)	The fair value of the promissory note payable to Barrick approximates its carrying value due to the floating interest rate.
(c)	The carrying value of the convertible debt is a split instrument between equity and liabilities. The fair value represents the value payable under the debt instrument.

NovaGold Resources Inc.	25
Year ended November 30, 2011

Notes to Consolidated Financial Statements

The Company uses the fair value hierarchy that classifies financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value. The financial instruments from the above schedule are classified as follows:

Level 1 – Quoted prices in active markets for identical assets: investments.
Level 2 – Observable inputs without significant adjustments: cash and cash equivalents.
Level 3 – Significant unobservable inputs: reclamation deposits, investments – at cost, other liabilities, promissory notes and convertible debt.

Financial risk management

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a) Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At November 30, 2011, the Company is exposed to currency risk through the following assets and liabilities.

in thousands of U.S. dollars
	November 30, 2011	November 30, 2010
	US$	US$
Cash and cash equivalents	55,204	125,164
Accounts receivables	13,200	148
Reclamation deposits	6,845	6,845
Accounts payable and accrued liabilities	(6,008)	(4,718)
Promissory note	(64,666)	(61,401)
Convertible notes	(66,061)	(60,278)
Deferred liability	(3,950)	(23,026)

Based on the above net exposures as at November 30, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $6.5 million in the Company’s net earnings before tax.

(b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s HST and other receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 17 to the consolidated financial statements.

26	NovaGold Resources Inc.
Year ended November 30, 2011

Notes to Consolidated Financial Statements

Contractual obligated cash flow requirements as at November 30, 2011 are as follows.

in thousands of Canadian dollars,
unless otherwise specified
	Total	< 1 Year	1–2 Years	2–3 Years	3–4 Years	4–5 Years	Thereafter
	$	$	$	$	$	$	$
Accounts payable	19,773	19,773	-	-	-	-	-
Operating leases	3,800	629	571	580	662	776	582
Capital leases	369	369	-	-	-	-	-
Asset retirement obligations	42,846	26,574	2,602	-	-	-	13,670
Convertible notes – interest (i)	US$18,288	US$5,225	US$5,225	US$5,225	US$2,613	-	-
Convertible notes – holders option (i)	US$95,000	-	-	-	US$95,000	-	-
Promissory note	US$51,576	-	-	-	-	-	US$51,576

(i)

The Notes mature on May 1, 2015. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, the convertible notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note as at November 30, 2011, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.6 million in the interest accrued by the Company per annum.

(e) Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity-based risks respecting its operations.

19 Income taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

in thousands of Canadian dollars
	November 30, 2011	November 30, 2010
	$	$
Combined federal and provincial statutory tax rate	26.67%	28.62%
Income taxes recovery at statutory rate	(52,685)	(58,549)
Loss expiry	-	411
Share issuance and financing costs	-	(143)
Foreign exchange on future income tax balance	12,938	6,872
Difference in foreign tax rates	906	(21,508)
Valuation allowance	51,204	67,653
Non-deductible expenditures	41,070	3,509
Effect of statutory tax rate change	1,293	747
Ambler Reorganization	(63,785)	-
Others	1,763	(153)
Income tax recovery	(7,296)	(1,161)
Income tax recovery – power transmission rights (note 9)	(9,722)	-
Income tax expense (recovery)	2,426	(1,161)
	(7,296)	(1,161)

NovaGold Resources Inc.	27
Year ended November 30, 2011

Notes to Consolidated Financial Statements

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at November 30, 2011 and 2010 are as follows:

in thousands of Canadian dollars
	November 30, 2011	November 30, 2010
	$	$
Future income tax assets
Non-capital losses	110,081	86,757
Mineral property interest	50,769	45,890
Property, plant and equipment	94,315	102,213
Non-controlling interest	71,859	74,323
Asset retirement obligations	15,063	6,606
Share issuance costs	604	1,651
Capital loss carry forwards	31,804	5,381
Other deductible temporary differences	9,300	17,392
Total future tax assets	383,795	340,213
Valuation allowance	(305,300)	(254,050)
Net future income tax assets	78,495	86,163
Future income tax liabilities
Property, plant and equipment	55,550	57,614
Mineral property, rights and development costs	37,006	34,975
Other taxable temporary differences	301	767
Future income tax liabilities	92,857	93,356
Net future income tax liabilities	14,362	7,193

Future tax assets have been recognized to the extent of future taxable income and the future taxable amounts related to taxable temporary differences for which a future tax liability is recognized can be offset. A valuation allowance has been provided against future income tax assets where it is not more likely than not that the Company will realize those benefits.

The Company has loss carry-forwards of approximately C$128.8 million and US$189.7 million that may be available for tax purposes. The losses are in the following countries and expire as follows:

in thousands of dollars
	Non-capital losses	Operating losses
	Canada	United States
	$	US$
2012	-	915
2013	-	-
2014	7,433	-
2015	18,802	-
2016	-	-
Thereafter	102,540	188,823
	128,775	189,738

Future use of these U.S. loss carry-forwards is subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50% change in control over a three-year period, and are further dependent upon the Company attaining profitable operations.

28	NovaGold Resources Inc.
Year ended November 30, 2011

Notes to Consolidated Financial Statements

An ownership change under Section 382 occurred on March 31, 2009 regarding the losses incurred by AGC and NovaGold Resources Alaska, Inc. Therefore, approximately US$80.5 million of the U.S. losses above are subject to limitation under Section 382. Accordingly, the Company’s ability to use these losses may be limited.

An additional change in control may occurred after November 30, 2011 which may further limit the availability of losses prior to the date of change in control.

20 Segmented information

The Company has six reportable segments based on its exploration and development projects. The corporate segment includes all of our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. The Company’s segments are summarized in the following tables:

in thousands of Canadian dollars
November 30, 2011
	Galore	Copper		San	Rock	Donlin	Corporate
	Creek	Canyon	Ambler	Roque	Creek	Gold	& Other	Total
	$	$	$	$	$	$	$	$
Assets
Cash and cash equivalents	6,214	76	1	635	694	-	59,165	66,785
Accounts receivable, note
receivable & prepaids	1,140	34	98	364	13,814	-	1,268	16,718
Account Receivable – LT	-	-	-	-	17	-	-	17
Inventories	-	-	-	-	522	-	-	522
Land	-	-	-	-	191	-	-	191
Property, plant & equipment	336,798	-	1,100	-	16	-	1,685	339,599
Mineral properties	186,190	60,464	31,456	510	-	-	-	278,620
Investments	-	118	-	-	-	-	6,795	6,913
Investment tax credits	-	-	-	-	-	-	3,221	3,221
Reclamation deposits	4,208	-	-	-	6,983	-	1,917	13,108
Total assets	534,550	60,692	32,655	1,509	22,237	-	74,051	725,694
Impairment charges:
Equipment	8,343	-	-	-	-	-	-	8,343
Transmission rights	62,011	-	-	-	-	-	-	62,011
Care & maintenance expense	8,822	-	-	-	12,471	-	-	21,293
Loss from equity pick-up (Mineral property charge)	-	-	-	-	-	21,352	-	21,352
Mineral property expense	27,918	-	8,666	2,692	245	321	-	39,842
Net income (loss) attributable to the shareholders of the Company	(63,305)	(310)	(338)	(3,044)	(38,131)	(21,352)	(26,673)	(153,153)

NovaGold Resources Inc.	29
Year ended November 30, 2011

Notes to Consolidated Financial Statements

in thousands of Canadian dollars
November 30, 2010
	Galore	Copper		San	Rock	Donlin	Corporate
	Creek	Canyon	Ambler	Roque	Creek	Gold	& Other	Total
	$	$	$	$	$	$	$	$
Assets
Cash and cash equivalents	1,566	-	-	4	886	-	149,267	151,723
Accounts receivable, note
receivable & prepaids	709	-	-	1	654	-	1,611	2,975
Account Receivable – LT	-	-	-	-	49	-	93	142
Inventories	-	-	-	-	8,120	-	-	8,120
Land	-	-	-	-	1,876	-	-	1,876
Property, plant & equipment	345,053	-	-	-	75	-	1,649	346,777
Mineral properties	238,858	-	27,437	113	-	-	-	266,408
Investments	-	-	-	-	-	-	7,362	7,362
Investment tax credits	-	-	-	-	-	-	3,271	3,271
Reclamation deposits	4,142	-	-	-	7,027	-	1,917	13,086
Total assets	590,328	-	27,437	118	18,687	-	165,170	801,740
Impairment charge	-	-	-	-	116,370	-	-	116,370
Care & maintenance expense	7,383	-	-	-	18,405	-	-	25,788
Loss from equity pick-up (Mineral property charge)	-	-	-	-	-	20,873	-	20,873
Mineral property expense	8,731	-	-	68	3,767	-	157	12,723
Net loss attributable to the shareholders of the Company	(16,025)	-	-	(113)	(150,253)	(20,873)	(16,285)	(203,549)

21 Significant differences from United States accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP which varies in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes.

30	NovaGold Resources Inc.
Year ended November 30, 2011

Notes to Consolidated Financial Statements

in thousands of Canadian dollars,
except for per share and share amounts
	Year ended	Year ended
	November 30, 2011	November 30, 2010
	$	$
Loss for the year reported under Canadian GAAP	(190,247)	(211,562)
Recovery of non-controlling interest’s expenses (a)	17,705	-
Gain realized on the fair value of Galore Creek (a)	111,432	-
Interest and accretion expense (b)	158	53
Foreign exchange gain (b) (c)	24,571	11,571
Future income tax recovery (expense) (f)	(999)	(1,162)
Gain (Loss) in embedded derivatives (b)	15,290	(64,431)
Gain (Loss) in derivative (c)	30,322	(434,669)
Asset impairment	-	30,483
Effect of U.S. GAAP adjustments – current year income (loss)	198,479	(458,155)
Net income (loss) for the year under U.S. GAAP	8,232	(669,717)
Net income (loss) per common share – U.S. GAAP
Basic	0.03	(3.14)
Diluted	0.03	(3.14)
Shareholders’ equity reported under Canadian GAAP	510,780	611,214
Current year U.S. GAAP adjustments
Effect of U.S. GAAP adjustments – income (loss)	198,479	(458,155)
Non-controlling interest eliminated on deconsolidation of Galore Creek (a)	(290,302)	-
Eliminate contribution from non-controlling interest (a)	(14,835)	-
Increase in equity due to exercise of U.S. denominated warrants and re-denomination of warrants into the functional currency of the Company (c)	552,536	-
Prior year’s cumulative U.S. GAAP adjustments
Cumulative loss in derivatives – prior year (c)	(666,768)	(242,321)
Cumulative gain (loss) in embedded derivatives – prior year (b)	(48,193)	14,836
Equity component of bridge loan – prior year (g)	(3,883)	(3,883)
Equity component of convertible notes – prior year (b)	(43,352)	(43,352)
Future income taxes – prior year (f)	64	(589)
Interest and accretion expense – prior year(b)	3,200	3,200
Share capital – prior year (c)	11,810	11,810
Development costs – prior year	(43,229)	(73,712)
Shareholders’ equity (deficiency) under U.S. GAAP	166,307	(180,952)
Total assets reported under Canadian GAAP	725,694	801,740
Current year U.S. GAAP adjustments
Deconsolidation of Galore Creek’s assets (a)	(199,873)	-
Decrease in deferred financing costs (d)	1,059	1,318
Decrease in investment – interest capitalization (e)	2,295	3,527
Prior year’s cumulative U.S. GAAP adjustment
Development costs – prior year	(52,173)	(52,173)
Total assets under U.S. GAAP	477,002	754,412
Total liabilities reported under Canadian GAAP	214,914	190,526
Current year U.S. GAAP adjustments
Deconsolidation of Galore Creek’s liabilities (a)	(25,365)	-
Decrease in convertible notes (b)	2,569	2,725
Increase in future income taxes (f)	935	-
Increase in liabilities in embedded derivatives (b)	73,567	90,465
Exercise of U.S. denominated warrants and conversion - USD denominated warrants to CAD denominated warrants (c)	(575,501)	-
Increase (decrease) in liabilities in derivatives	(30,322)	658,841
Prior year’s cumulative U.S. GAAP adjustment
Future income taxes – prior year (f)	(8,944)	(7,193)
Increase in liabilities in derivatives – prior year (c)	658,841	-
Total liabilities under U.S. GAAP	310,695	935,364

NovaGold Resources Inc.	31
Year ended November 30, 2011

Notes to Consolidated Financial Statements

in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2011	November 30, 2010
	$	$
Net income (loss) for the year before other comprehensive income – U.S. GAAP	8,232	(669,717)
Unrealized gain (loss) on available-for-sale investments	(1,468)	994
Future income tax expense	(64)	(37)
Comprehensive income (loss) for the year – U.S. GAAP	6,700	(668,760)

in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2011	November 30, 2010
	$	$
Cash flows from operating activities under Canadian GAAP	(81,337)	(58,375)
Deconsolidation of Galore Creek (a)	22,137	-
Cash flows from operating activities U.S. GAAP	(59,200)	(58,375)
Cash flows from financing activities under Canadian	17,587	195,642
Deconsolidation of Galore Creek (a)	(14,835)	-
Cash flows from financing activities under U.S. GAAP	2,752	195,642
Cash flows from investing activities under Canadian GAAP	(21,188)	(23,724)
Deconsolidation of Galore Creek (a)	(11,949)	-
Cash flows from investing activities under U.S. GAAP	(33,157)	(23,724)

Measurement differences

A description of the material measurement differences between Canadian GAAP and U.S. GAAP is as follows.

(a)	Variable Interest Entities

Under Canadian GAAP, the Company consolidates its interest in the Galore Creek Partnership (“Partnership”). The Company accounts for its interest using the principles of AcG 15 “Consolidation of Variable Interest Entities” as it had concluded to be the primary beneficiary of the Partnership. The Partnership was formed in May 2007, with Teck earning a 50% interest in the Galore Creek project upon completion of its funding commitment of $373.3 million in June 2011, Teck completed its funding commitment to the Partnership thereby achieving its 50% ownership (“the reconsideration event”). Starting July 2011, the partners funded the project costs on a 50/50 basis.

Under SFAS No. 167 amendments to FIN 146(R), effective November 15, 2009, upon a reconsideration event, an entity is required to reassess whether an entity is a VIE when the holders of the entity loses power to direct the activities that most significantly impact the entity’s economic performance. The reconsideration event resulted in a loss of the Company’s primary beneficiary status under US GAAP, upon Teck completing their earn-in obligations under the partnership agreement. Prior to the completion of earn-in, if Teck had failed to the meet their obligations, the Company would have had the power to exercise control. Following the reconsideration event, the Company and Teck share joint control of the partnership. All future costs are funded equally between the partners. Under Topic 323-30, the Company determined the fair value of the Partnership at the reconsideration date and deconsolidated the Galore Creek partnership and equity accounted for its share of the investment. As a result, for U.S. GAAP purposes, the Company recognized a gain of $111.4 million from the fair value of the investment of Galore Creek project, a recovery of $17.7 million upon derecognizing the non-controlling interest’s share of operating costs after the date of the deconsolidation of the Galore Creek partnership and the de-recognition of contributions made by Teck to the Galore Creek partnership after the date of the deconsolidation of $14.8 million. The Company also deconsolidated Galore Creek’s assets and liabilities and recorded the investment in the Galore Creek partnership under the equity method resulting in a decrease to assets of $199.9 million, a decrease in consolidated liabilities of $25.4 million and the elimination of the non-controlling interest of $290.3 million at the date of de-recognition for U.S. GAAP purposes.

32	NovaGold Resources Inc.
Year ended November 30, 2011

Notes to Consolidated Financial Statements

The determination of the estimated fair value of the equity investment in the Galore Creek partnership required management to make estimates and assumptions of future events. These estimates and assumptions affect the reported amount of the investment and the reported amount of the gain recognized upon fair valuing the equity investment in the Galore Creek partnership during the reported period. Significant estimates include future commodity prices, future foreign exchange rates, various operational assumptions, and recovery rates. Actual results could differ materially from those reported.

(b)	Convertible notes

Under U.S. GAAP, prior to adoption of EITF 07-5 on December 1, 2009, convertible debt instruments were classified as debt, whereas under Canadian GAAP, convertible debt instruments were allocated to both debt and equity components with the debt component being accreted over time to its face value.

Under U.S. GAAP, upon adoption of amendments to ASC Topic 815 (as a result of EITF 07-5) which were effective December 1, 2009, the conversion feature of the Company’s Notes would be considered an embedded derivative liability due to the Notes being denominated in a currency other than the Company’s functional currency. The change has been applied retroactively without restatement under U.S. GAAP. The amounts received from the issuance of the Notes are first allocated to the fair value of the embedded derivative liability and the remaining proceeds are then allocated to the debt instrument, with the debt component being accreted over time to its face value. The embedded derivative is then measured at fair value with changes in fair values included in net earnings. The estimated fair value of the conversion feature is determined using a Black-Scholes model. Under U.S. GAAP, at December 1, 2009, the primary changes resulted in an increase in consolidated liabilities related to the debt portion, of $1.3 million; the consolidated equity amount, related to the conversion feature was reduced by $43.4 million and the creation of consolidated liabilities from the embedded derivative, were increased to $27.2 million. The cumulative effect of adoption of amendments to ASC Topic 815 reduced the consolidated deficit by $14.8 million.

Under U.S. GAAP, as at and for the year ended November 30, 2010, the consolidated liabilities, related to the debt portion increased by $1.1 million and the embedded derivative liability increased to $90.5 million, resulting in an increase of $64.4 million in the consolidated loss for the year.

Under U.S. GAAP, as at and for the year ended November 30, 2011, the consolidated liabilities, related to the debt portion decreased to $2.6 million and the embedded derivative liability decreased to $73.6 million, resulting in an increase of $15.3 million in the consolidated net income for the year. The Company also recorded an increase in the consolidated net income for the year due to a $1.6 million foreign exchange gain as the Canadian dollar exchange rates were more favorable compared with the U.S. dollar during in 2011.

The fair value of the embedded derivative conversion feature in the Notes has been estimated using the Black- Scholes pricing model as it is considered as Level 3 financial instruments in the fair value hierarchy with significant unobservable inputs. Assumptions used in the pricing model for each year are provided below.

	Year ended	Year ended
	November 30, 2011	November 30, 2010
Average risk-free interest rate	1.10%	2.53%
Expected life	3.42 years	4.42 years
Expected volatility	108%	81%
Expected dividends	Nil	Nil

(c)	Warrants

In late June 2008, FASB released ASC 815-40 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”, which provides further guidance on the accounting treatment for certain equity instruments with elements of foreign currency risk.

The Company’s functional currency is the Canadian Dollar and it has issued and outstanding warrants that have an exercise price denominated in United States Dollars. For Canadian GAAP Purposes, all the Company’s warrants are classified and accounted for as equity instruments. Under U.S. GAAP, the Company has determined that such warrants with an exercise price that is different from the entity’s functional currency cannot be classified as equity based on the evaluation of the warrant’s settlement provisions. As a result, these instruments are treated as derivatives and recorded as liabilities carried at their fair value for U.S. GAAP purposes. Any changes in the fair value from period to period are recorded as a gain or loss in the income statement.

NovaGold Resources Inc.	33
Year ended November 30, 2011

Notes to Consolidated Financial Statements

The estimated fair value of the warrants was determined using the Black-Scholes model and is classified as a non-current derivative liability. The cumulative effect of the adjustment as at December 1, 2009 was an increase of $259.4 million to consolidated liabilities in embedded derivatives, an increase of $14.0 million to equity related to the share capital component, a decrease of $31.1 million to equity related to the warrants, and an increase of $242.3 million to the opening consolidated deficit.

Under U.S. GAAP, as at and for the year ended November 30, 2010, the consolidated liabilities, related to the embedded derivative, increased to $658.8 million, resulting in an increase of $434.7 million in the consolidated loss and comprehensive loss for the year.

In February 2011, a significant holder of the Company’s U.S. dollar denominated warrants converted 37.1 million warrants into Canadian dollar denominated warrants, thereby resulting in a decrease in consolidated liabilities, related to the embedded derivatives, under U.S. GAAP of $486.0 million and a corresponding increase in equity (warrants) of $463.0 million and an increase in consolidated net income of $23.0 million, related to a foreign exchange gain up to the date of the conversion of the warrants. The conversion of the current denomination on these warrants permanently crystallized the fair value of these warrants, for purposes of determining future transfers to share capital upon exercise of these warrants. During the year ended November 30, 2011, a further 7.1 million warrants were exercised by the holders, thereby resulting in a transfer of $89.5 million from consolidated liabilities to equity (share capital). For the year ended November 30, 2011, the Company recorded an increase in consolidated net income of $30.3 million related to decreases in the U.S.-denominated warrants up to the date of conversion and a gain of $23.0 on the warrants remaining denominated in U.S. dollars.

The fair value of the embedded derivative for the warrants has been estimated using the Black-Scholes pricing model as it is considered as Level 3 financial instruments in the fair value hierarchy with significant unobservable inputs. Assumptions used in the pricing model for each year are provided below.

	Year ended	Year ended
	November 30, 2011	November 30, 2010
Average risk-free interest rate	1.01%	1.75%
Expected life	1.15 years	2.15 years
Expected volatility	59%	85%
Expected dividends	Nil	Nil

(d)	Deferred financing costs

U.S. GAAP requires that debt issue costs be reported in the balance sheet as deferred charges. Generally, debt issue costs are capitalized as an asset and amortized over the term of the debt. Financing costs associated with the Notes have been offset with the proceeds of the financing under Canadian GAAP. Under U.S. GAAP, the financing costs associated with the Notes are set up as a long-term deferred asset and amortized over the life of the debt.

(e)	Interest capitalization

ASC Topic 835 provides for interest costs to be capitalized for qualifying assets under development. Under Canadian GAAP policy, interest is capitalized only on project specific debt. In 2008, interest expenses were capitalized to assets under development under U.S. GAAP. The capitalized interest was reduced from $3.5 million to $2.3 million for the year ended November 30, 2011 as a result of the deconsolidation of Galore Creek.

(f)	Future income taxes

Under U.S. GAAP, the Company recorded future income tax recovery from the deconsolidation of Galore Creek and eliminated future income tax assets from valuation allowance. For the year ended November 30, 2011, the Company recorded $1.0 million in future income tax expense for U.S. GAAP.

34	NovaGold Resources Inc.
Year ended November 30, 2011

Notes to Consolidated Financial Statements

(g)	Historical bridge loan

On September 26, 2008, the Company secured a bridge loan in the amount of US$20.0 million. The bridge loan was to mature on December 29, 2008 and bore interest at a rate of 12.0% per annum. In February 2009, the entire US$20.0 million bridge loan into common shares. Under U.S. GAAP, the face value of a bridge loan is classified as debt. Under Canadian GAAP, the net proceeds of the bridge loan are allocated to both debt and an equity conversion feature, with the debt component being accreted over time to its face value. Accordingly this is a permanent GAAP difference and under U.S. GAAP the accretion expense recognized in consolidated deficit and the conversion feature recognized in equity would decrease by $3.9 million.

Other U.S. GAAP disclosures

Uncertain tax position

These standards require uncertain tax positions to be classified as non-current income tax liabilities unless expected to be paid within one year.

There were no unrecognized tax benefits as at November 30, 2011 and November 30, 2010.

The Company recognizes interest and penalties related to uncertain tax positions, if any, as interest expense. As of November 30, 2011 and November 30, 2010, there were no balances of accrued interest and penalties related to uncertain tax positions.

The Company is subject to taxes in Canada and the United States. The Company is not currently under audit by any taxing jurisdiction. The tax years that remain subject to examination as of November 30, 2011 are as follows.

Canada	2006 to 2011
United States	1996 to 2011

Recent Accounting Pronouncements

Additional new accounting pronouncement disclosures required by U.S. GAAP are as follows.

i.	Fair Value Measurements

In May 2011, the FASB issued new authoritative guidance to provide a consistent definition of fair value and ensure that fair value measurements and disclosure requirements are similar between GAAP and International Financial Reporting Standards. This guidance changes certain fair value measurement principles and enhances the disclosure requirements for fair value measurements. This guidance is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The Company does not expect that the adoption of this guidance will have a material impact on its financial statements.

ii.	Presentation of Comprehensive Income

In June 2011, the FASB issued an update to ASC 220, “Presentation of Comprehensive Income”. This ASU provides that an entity that reports items of other comprehensive income has the option to present comprehensive income in either 1) a single statement that presents the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income; or 2) a two-statement approach which presents the components of net income and total net income in a first statement, immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The option in current GAAP that permits the presentation of other comprehensive income in the statement of changes in equity was eliminated. The guidance will be applied retrospectively and is effective for the Company for annual periods beginning on January 1, 2012. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company's financial position or results of operations.

NovaGold Resources Inc.	35
Year ended November 30, 2011

Notes to Consolidated Financial Statements

iii.	Goodwill and Intangibles

In September 2011, the FASB issued ASU No. 2011-08, which updates the guidance in ASC Topic 350, “Intangibles - Goodwill& Other” (ASU-2011-08). The amendments in ASU 2011-08 permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The amendments in ASU 2011-08 include examples of events and circumstances that an entity should consider in evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, however the examples are not intended to be all-inclusive and an entity my identify other relevant events and circumstances to consider in making the determination. The examples in this ASU 2011-08 supersede the previous examples under ASC Topic 350 of events and circumstances an entity should consider in determining whether it should test for impairment between annual tests, and also supersede the examples of events and circumstances that an entity having a reporting unit with a zero or negative should consider in determining whether to perform the second step of the impairment test. Under the amendments in ASU 2011-08, an entity is no longer permitted to carry forward its detailed calculation of a reporting unit's fair value from a prior year as previously permitted under ASC Topic 350. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. ASU 2011-08 is not expected to have a material impact on the Company's financial position or results of operations.

iv.	Comprehensive Income

In December 2011, the FASB issued ASU No. 2011- 12, “Comprehensive Income – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”). ASU 2011-12 defers changes in Update 2011-05 that relate to the presentation of reclassification adjustments. ASU 2011-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (November 30, 2012 for the Company). We do not expect the adoption of ASU 2011-12 to have a material impact on our results of operations, financial condition, or cash flows.

22 Subsequent event

On February 7, 2012, the Company issued by way of a bought deal financing 35,000,000 common shares at US$9.50 per common share for net proceeds of approximately US$318 million after deducting underwriters’ fees and issuance expenses.

On February 10, 2012, the Company increased its reclamation bond with the State of Alaska by US$13.4 million for a total bond of US$20.3 million. Funds are expected to be returned to the Company once closure activities are completed.

36	NovaGold Resources Inc.
Year ended November 30, 2011